                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)1

                                TAB PRODUCTS CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    873197107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 29, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

---------------------------                           --------------------------
CUSIP No. 873197107                   13D                 Page 2 of 13 Pages
---------------------------                           --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    515,900
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                515,900
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     515,900
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           10.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                           PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                           --------------------------
CUSIP No. 873197107                   13D                 Page 3 of 13 Pages
---------------------------                           --------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    518,400(1)
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                518,400(1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     518,400(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)  Includes 2,500 shares of Common Stock underlying options exercisable within
     60 days of this statement.

---------------------------                           --------------------------
CUSIP No. 873197107                   13D                 Page 4 of 13 Pages
---------------------------                           --------------------------

            The following constitutes Amendment No. 4 ("Amendment No. 4") to the
Schedule 13D filed by the undersigned.  This Amendment No. 4 amends the Schedule
13D as specifically set forth.

 Item 3 is hereby amended and restated as follows:

Item 3.          Source and Amount of Funds or Other Consideration.
                 -------------------------------------------------

            The aggregate  purchase  price of the 515,900 Shares of Common Stock owned by Steel Partners II is  $1,905,603.  The options to purchase 2,500 Shares were acquired by Mr.  Lichtenstein  as compensation  for services  rendered as a
Director of the Issuer.

 Item 4 is hereby amended to add the following:

            Effective  July 29,  2002,  the  Reporting  Persons  entered  into a
Support/Voting  Agreement (the "Voting  Agreement")  with T Acquisition L.P. ("T
Acquisition")   relating  to  the  proposed  merger  of  T  Acquisition  Co.  (a wholly-owned  subsidiary  of T  Acquisition)  with  and  into  the  Issuer  (the
"Merger").  Pursuant to the terms of the Voting Agreement, the Reporting Persons have  agreed,  among other  things,  that they will not, and will not permit any controlled affiliate to, contract to sell, sell or otherwise transfer or dispose of any of  their  Shares  or any  interest  therein  or  securities  convertible thereinto or any voting rights with respect to their Shares, other than pursuant to the Merger or with T Acquisition's  prior written  consent  provided that the transferee of such Shares agrees to be bound by the Voting Agreement.

            Notwithstanding  the  foregoing,  (a) after the record  date for the
Special  Meeting of Stockholders of the Issuer held for the purpose of approving the Merger (the "Special  Meeting"),  the Reporting Persons will be permitted to sell in open  market  transactions  such  number of Shares in the  aggregate  as permitted  under  the  volume  limitations  of Rule 144  promulgated  under  the
Securities Act of 1933, as amended,  provided that the Reporting  Persons do not grant a proxy with  respect to, or  otherwise  transfer the right to vote at the
Special  Meeting,  the  Shares  which  are  sold,  and (b) after the date of the
Special Meeting, the Reporting Persons will be permitted to sell their Shares in open market transactions without restriction  thereunder.  The Reporting Persons have also  agreed to vote  their  Shares in favor of the  Merger at the  Special
Meeting and not to vote such  Shares in favor of any  Acquisition  Proposal  (as defined in the Voting Agreement) or engage in specified activities in support of an Acquisition Proposal. Any additional Shares, or voting rights with respect to
Shares,  acquired  by the  Reporting  Persons  during  the  term  of the  Voting
Agreement  are also  subject  to the terms of the Voting  Agreement.  The Voting
Agreement  terminates upon the effective date of the Merger or the occurrence of other specified events, but in no event

---------------------------                           --------------------------
CUSIP No. 873197107                   13D                 Page 5 of 13 Pages
---------------------------                           --------------------------

later than January 15,  2003.  A copy of the Voting  Agreement is attached as an exhibit hereto and incorporated herein by reference.

   Items 5(a)-(b) are hereby amended and restated as follows:

            (a)-(b) The aggregate  percentage of Shares of Common Stock reported owned by each person named herein is based upon  5,123,915  Shares  outstanding, which is the total number of Shares of Common Stock  outstanding  as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended February
28, 2002.

            As of the close of business on August 12,  2002,  Steel  Partners II beneficially  owned 515,900 Shares of Common Stock,  constituting  approximately
10.1% of the Shares  outstanding.  Mr.  Lichtenstein  beneficially owned 518,400
Shares,  constituting  approximately  10.1%  of  the  Shares  outstanding.   Mr.
Lichtenstein  has sole voting and dispositive  power with respect to the 515,900
Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.  All of such Shares were acquired in  open-market  transactions, except the Shares  issuable  upon  exercise  of Mr.  Lichtenstein's  options and
70,000 Fund Shares which were transferred to Steel Partners II directly from the account of the Fund after the Services Agreement was terminated.

  Item 6 is hereby amended to add the following:

            See Item 4 for a brief description of the Voting Agreement.

  Item 7 is hereby amended to add the following exhibit:

            6.     Voting  Agreement  by and  among T  Acquisition  L.P.,  Steel
                   Partners  II, L.P.  and Warren G.  Lichtenstein,  dated as of
                   July 29, 2002.

---------------------------                           --------------------------
CUSIP No. 873197107                   13D                 Page 6 of 13 Pages
---------------------------                           --------------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 2002                  STEEL PARTNERS II, L.P.

                                         By:  Steel Partners, L.L.C.
                                              General Partner

                                         By: /s/ Warren G. Lichtenstein
                                             ------------------------------
                                             Warren G. Lichtenstein
                                             Chief Executive Officer

                                         Warren G. Lichtenstein
                                         ------------------------------
                                         WARREN G. LICHTENSTEIN

---------------------------                           --------------------------
CUSIP No. 873197107                   13D                 Page 7 of 13 Pages
---------------------------                           --------------------------

                                  EXHIBIT LIST

Exhibit                                                                  Page
-------                                                                  ----

1.          Joint Filing Agreement, dated May 23,                         --
            2001 (previously filed).

2.          Joint Filing Agreement, dated June 14,                        --
            2001 (previously filed).

3.          Letter from Steel Partners II, L.P. to                        --
            Gary W. Ampulski, President and Chief
            Executive Officer of TAB Products Co.,
            dated June 28, 2001 (previously filed).

4.          Agreement by and among TAB Products                           --
            Co., Steel Partners II, L.P., Steel
            Partners, L.L.C., Steel Partners
            Services, Ltd. and Warren Lichtenstein,
            dated as of September 10, 2001
            (previously filed).

5.          Press Release dated September 11, 2001                        -
            (previously filed).

6.          Voting Agreement by and among T                            8 to 13
            Acquisition L.P., Steel Partners II,
            L.P. and Warren G. Lichtenstein, dated
            as of July 29, 2002.

---------------------------                           --------------------------
CUSIP No. 873197107                   13D                 Page 8 of 13 Pages
---------------------------                           --------------------------

                            Support/Voting Agreement
                            ------------------------

                                  July 29, 2002

T Acquisition L.P.
c/o Workstream Inc.
608 Mercantile Center
414 Walnut Street
Cincinnati, Ohio  45202
Attention:  Thaddeus Jaroszewicz

            Re:  Support/Voting Agreement

Ladies and Gentlemen:

            The undersigned  understands  that T.  Acquisition  L.P., a Delaware limited  partnership,  T  Acquisition  Co.,  a  wholly  owned  subsidiary  of  T
Acquisition  L.P.  ("Subcorp"),  and TAB  Products  Co., a Delaware  corporation
("TAB")  are  entering  into a Merger  Agreement,  dated the date of this letter agreement (the  "Agreement"),  providing  for,  among other things,  a merger of
Subcorp  with  and into TAB (the  "Merger"),  in which  each of the  outstanding shares of common stock,  par value $.01 per share, of TAB (the "Common  Stock"), other than  Dissenting  Shares and  Buyer-owned  Shares  (each as defined in the
Agreement),  will be exchanged for Five Dollars and Eighty Five Cents ($5.85) in cash.  All  references  herein to Common  Stock  shall be deemed to include  the related common stock purchase  rights issued  pursuant to the Rights  Agreement, dated as of October 24, 1996,  between TAB and Mellon  Investor  Services L.L.C.
(f/k/a ChaseMellon Shareholder Services, L.L.C.), as amended.

            The undersigned is a stockholder of TAB (the  "Stockholder")  and is entering into this letter  agreement to induce T Acquisition L.P. and Subcorp to enter  into  the  Agreement  and to  consummate  the  transactions  contemplated thereby.

            Capitalized  terms  used but not  defined in this  letter  agreement shall have the same meaning as in the Agreement.

            The  Stockholder  confirms his agreement with T Acquisition  L.P. as follows:

            1. The Stockholder  represents,  warrants and agrees that Schedule I attached  to this letter  agreement  sets forth all of the shares of the capital stock of TAB of which the  Stockholder or one of its  controlled  affiliates (as
"controlled"  and "affiliate"  are defined under the Securities  Exchange Act of
1934,  as  amended)  is  the  record  or  beneficial  owner  (collectively,  the
"Shares"),  and that the Stockholder and such controlled  affiliates are, on the date of this letter agreement, the owners of the number of Shares

---------------------------                           --------------------------
CUSIP No. 873197107                   13D                 Page 9 of 13 Pages
---------------------------                           --------------------------

set forth in Schedule I attached to this letter agreement, free and clear of all liens, charges,  encumbrances,  and voting agreements (other than liens, charges and encumbrances  arising under applicable laws) that would adversely affect the ability of the  Stockholder  to comply with the terms of this letter  agreement, except as otherwise  disclosed in Schedule I attached to this letter  agreement.
Except as set forth in Schedule I attached to this letter agreement, neither the
Stockholder  nor any of such  controlled  affiliates  own or hold any  rights to acquire any  additional  shares of the capital stock of TAB or any voting rights with respect to any additional shares of the capital stock of TAB.

            2. The  Stockholder  agrees  that  during  the  term of this  letter agreement it will not, and will not permit any controlled affiliate to, contract to sell,  sell or  otherwise  transfer  or  dispose  of any of the Shares or any interest therein or securities  convertible  thereinto or any voting rights with respect  to the  Shares,  other  than (a)  pursuant  to the Merger or (b) with T
Acquisition L.P.'s prior written consent, which consent will not be unreasonably withheld if the  individual  or entity to whom  Shares are  proposed to be sold, transferred or disposed  agrees in writing to be bound by this letter  agreement as if a party  to this  letter  agreement;  provided  that the  exercise  of TAB options  shall  not be  subject  to the  terms of this  Section 2 so long as the beneficial  ownership of the underlying New Shares (as defined  hereinafter)  is retained  by the  Stockholder  and such New  Shares  are  subject  to the  other provisions of this letter agreement.  Notwithstanding  the foregoing,  (a) after the record date for the  Special  Meeting  (as  defined in the  Agreement),  the
Stockholder  shall be permitted to sell in open market  transactions such number of Shares in the aggregate as is permitted under the volume  limitations of Rule
144 promulgated under the Securities Act of 1933,  provided that the Stockholder does not grant a proxy with respect to, or otherwise  transfer the right to vote at the Special Meeting,  the Shares which are so sold, and (b) after the date of the Special  Meeting,  the Stockholder  shall be permitted to sell its Shares in open market transactions without restriction hereunder.

            3. The  Stockholder,  solely in its capacity as beneficial  owner of the Shares,  agrees that during the term of this letter  agreement  it will not, and  will not  permit  any  controlled  affiliate  to,  directly  or  indirectly
(including   through   its   directors,    officers,    employees,   agents   or
representatives),  solicit,  initiate,  encourage or  facilitate,  or furnish or disclose nonpublic  information in furtherance of, any inquiries with respect to or the making of any  Acquisition  Proposal  (as defined in the  Agreement),  or negotiate,  explore or otherwise  engage in  discussions  with any person (other than T  Acquisition  L.P.,  Subcorp  or their  respective  directors,  officers, employees, agents and representatives) with respect to any Acquisition Proposal, or enter  into any  agreement,  arrangement  or  understanding  requiring  it to abandon, terminate or

---------------------------                           --------------------------
CUSIP No. 873197107                   13D                 Page 10 of 13 Pages
---------------------------                           --------------------------

fail to  consummate  the Merger or any other  transactions  contemplated  by the
Agreement  or to  otherwise  assist  in  the  effectuation  of  any  Acquisition
Proposal; provided, however, that nothing in this letter agreement shall prevent the  Stockholder  from  taking any action or  omitting to take any action in his capacity as a member of the Board of Directors of TAB (or any committee thereof)
or,  at the  direction  of the  Board  of  Directors  of TAB (or  any  committee thereof),  as an officer or employee of TAB or any of its subsidiaries,  in each case,  in  accordance  with  the  terms  of the  Agreement  (including,  without limitation,  Section 5(i) thereof) or as required by Delaware law to fulfill his fiduciary duties.

            4. The  Stockholder  agrees  that  during  the  term of this  letter agreement all of the Shares beneficially owned by the Stockholder, or over which the  Stockholder  has sole  voting  power or  control,  directly  or  indirectly
(including  any  New  Shares),  at  the  record  date  for  any  meeting  of TAB
Stockholders  called to consider and vote to approve the Agreement (the "Special
Meeting"),  will be  present  at such  Special  Meeting  (and  any  adjournment, postponement,  rescheduling or  continuation  thereof) in person or by proxy and will be voted by the Stockholder in favor thereof,  and that, during the term of this letter agreement, the Stockholder will not vote such Shares in favor of any
Acquisition  Proposal;  provided,  however,  that the foregoing voting agreement
will  not  be  applicable   with  respect  to  (i)  any  other  meeting  of  TAB
stockholders,  or (ii)  any  matter  other  than  (x) the  vote to  approve  the
Agreement  or (y) any vote called with respect to another  Acquisition  Proposal prior to termination of the Agreement.

            5. The  Stockholder  agrees  that,  during  the term of this  letter
agreement,   in  the   event   (a)  of  any   stock   dividend,   stock   split,
recapitalization, reclassification, combination or exchange of shares of capital stock  of TAB or any TAB  subsidiary  on,  of or  affecting  the  Shares  of the
Stockholder,  (b) the  Stockholder  purchases or otherwise  acquires  beneficial ownership of any shares of capital stock of TAB or any TAB subsidiary  after the execution of this letter agreement (including by exercise of option,  warrant or other  security or  agreement  or by  conversion  of any  security),  or (c) the
Stockholder  voluntarily  acquires  the sole right to vote any shares of capital stock of TAB or any TAB  subsidiary  other than the Shares  (collectively,  "New
Shares"),  the New Shares  acquired or  purchased  by the  Stockholder  shall be subject to the terms of this letter agreement and shall constitute Shares to the same extent as if they were owned by the  Stockholder on the date of this letter agreement (other than for purposes of Section 1 above).

            6. The  Stockholder  has necessary power and authority to enter into this letter agreement. Assuming the due authorization, execution and delivery by
T  Acquisition  L.P.,  this  letter  agreement  is the legal,  valid and binding agreement of the  Stockholder,  and is  enforceable  against the  Stockholder in accordance with its

---------------------------                           --------------------------
CUSIP No. 873197107                   13D                 Page 11 of 13 Pages
---------------------------                           --------------------------

terms, subject to bankruptcy, insolvency, moratorium,  reorganization or similar laws  affecting  the  rights of  creditors  generally  and the  availability  of equitable remedies.

            7. The Stockholder  agrees that damages are an inadequate remedy for the breach by the Stockholder of any term or condition of this letter agreement, and that T Acquisition  L.P.  shall be entitled to seek a temporary  restraining order and preliminary and permanent  injunctive  relief without the need to post bond or other  security  in order  to  enforce  the  agreements  in this  letter agreement.

            8.  Except  to the  extent  that  the  laws of the  jurisdiction  of organization of any party to this letter agreement,  or any other  jurisdiction, are  mandatorily  applicable to matters arising under or in connection with this letter  agreement,  this letter  agreement  shall be governed by the laws of the
State of  Delaware.  All actions and  proceedings  arising out of or relating to this  letter  agreement  shall be heard and  determined  in any state or federal court sitting in the District of Delaware.

            9. Each of the parties to this letter agreement  irrevocably submits to the  exclusive  jurisdiction  of the  state  courts  of  Delaware  and to the jurisdiction  of the United States  District Court for the District of Delaware,
for the purpose of any action or  proceeding  arising out of or relating to this letter agreement,  and each of the parties to this letter agreement  irrevocably agrees that all claims in respect to such action or proceeding  may be heard and determined  exclusively in any state or federal court sitting in the District of
Delaware.  Each of the  parties to this  letter  agreement  agrees  that a final judgment in any action or proceeding  shall be conclusive and may be enforced in other  jurisdictions  by suit on the judgment or in any other manner provided by law. Each of the parties to this letter  agreement  irrevocably  consents to the service of any summons and  complaint  and any other process in any other action or  proceeding  relating  to this letter  agreement,  on behalf of itself or its property,  by the  personal  delivery  of copies of such  process to such party.
Nothing in this  Section 9 shall  affect  the right of any party to this  letter agreement  to serve legal  process in any other  manner  permitted  by law.  Any successor, assignee or transferee (including a successor, assignee or transferee as a result of the death of the Stockholder,  such as an executor or heir) shall be bound by the terms of this letter agreement, and the Stockholder or his legal representative shall take any and all reasonable actions necessary to obtain and deliver to T  Acquisition  L.P. the written  confirmation  from such  successor, assignee or transferee that it is bound by the terms of this letter agreement.

            10. This letter agreement constitutes the entire agreement among the parties to this letter agreement with respect to the

---------------------------                           --------------------------
CUSIP No. 873197107                   13D                 Page 12 of 13 Pages
---------------------------                           --------------------------

matters  covered by this letter  agreement and supersedes all prior  agreements, understandings  or  representations  among the  parties  written  or oral,  with respect to the subject matter of this letter agreement.

            11. The  Stockholder  makes no  agreement or  understanding  in this letter  agreement in his  capacity as a director,  officer or employee of TAB or any of its  subsidiaries,  and  nothing in this letter  agreement  will limit or affect any actions or omissions  taken by the  Stockholder  in his capacity as a
director,   officer  or  employee  including  in  exercising  rights  under  the
Agreement,  and no such  actions or  omissions  shall be deemed a breach of this letter agreement.

            This letter  agreement shall  terminate,  and none of the parties to this  letter  agreement  shall  have  any  rights,  liabilities  or  obligations hereunder  and this  letter  agreement  shall  become  null and void and have no further  effect,  upon the earliest to occur of (a) termination of the Agreement in accordance  with its terms,  (b) the Effective  Time, (c) the adoption by the parties of any amendment to the  Agreement  that (i) the adoption by the parties
of  any   amendment  to  the  Agreement   that  reduces  the  aggregate   Merger
Consideration  payable to the  Stockholder  per share of Common  Stock of TAB of
$5.85 in cash,  and (d) January 15,  2003.  Please  confirm  that the  foregoing
correctly  states  the   understanding   between  T  Acquisition  L.P.  and  the
Stockholder  by signing and returning to the  Stockholder a counterpart  of this letter agreement.

                                          Very truly yours,

                                          By: /s/ Warren G. Lichtenstein
                                              -----------------------------
                                              Warren G. Lichtenstein

                                          Steel Partners II, LP

                                          By: Steel Partners, L.L.C.,
                                              General Partner

                                          By: /s/ Warren G. Lichtenstein
                                              ------------------------------
                                              Warren G. Lichtenstein

Confirmed and agreed to on
the date first above written.

T Acquisition L.P.

By:  MSTP, LLC, its General Partner

     By:  /s/ Thaddeus S. Jaroszewicz
          -----------------------------
          Thaddeus S. Jaroszewicz
          President, MSTP LLC
          Its General Partner

---------------------------                           --------------------------
CUSIP No. 873197107                   13D                 Page 13 of 13 Pages
---------------------------                           --------------------------

                                   Schedule I
                                   ----------

                                Stock Ownership

Name of Stockholder                      Shares Beneficially Owned
-------------------                      -------------------------

Steel Partners, L.P.                     515,900

Warren Lichtenstein                      Stock Options to purchase 10,000 shares